CUSIP No. 093679207                   13G                  Page 1 of 14 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                                Blockbuster Inc.
                                (Name of Issuer)

                 Class A Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    093679207

                                 (CUSIP Number)

                               September 29, 2005
             (Date of Event Which Requires Filing of this statement)


          Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
      [ ] Rule 13d-1(b)
      [X] Rule 13d-1(c)
      [ ] Rule 13d-1(d)


----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 093679207                   13G                  Page 2 of 14 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners LP
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            England
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Options to purchase 6,334,600 shares of Common Stock with an expiration date of April 22, 2006.

                    7.5% Convertible Notes convertible into 582,525 shares of Common Stock.
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    Options to purchase 6,334,600 shares of Common Stock with an expiration date of April 22, 2006.

                    7.5% Convertible Notes convertible into 582,525 shares of Common Stock.
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Options to purchase 6,334,600 shares of Common Stock with an expiration date of April 22, 2006.

            7.5% Convertible Notes convertible into 582,525 shares of Common Stock.
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.75%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-----------------------------------------------------------------------

CUSIP No. 093679207                   13G                  Page 3 of 14 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners Limited
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            England
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Options to purchase 6,334,600 shares of Common Stock with an expiration date of April 22, 2006.

                    7.5% Convertible Notes convertible into 582,525 shares of Common Stock.
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    Options to purchase 6,334,600 shares of Common Stock with an expiration date of April 22, 2006.

                    7.5% Convertible Notes convertible into 582,525 shares of Common Stock.
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Options to purchase 6,334,600 shares of Common Stock with an expiration date of April 22, 2006.

            7.5% Convertible Notes convertible into 582,525 shares of Common Stock.
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.75%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             OO
-----------------------------------------------------------------------

CUSIP No. 093679207                   13G                  Page 4 of 14 Pages

CUSIP No. 093679207                   13G                  Page 5 of 14 Pages
-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Noam Gottesman
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Options to purchase 6,334,600 shares of Common Stock with an expiration date of April 22, 2006.

                    7.5% Convertible Notes convertible into 582,525 shares of Common Stock.
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    Options to purchase 6,334,600 shares of Common Stock with an expiration date of April 22, 2006.

                    7.5% Convertible Notes convertible into 582,525 shares of Common Stock.
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Options to purchase 6,334,600 shares of Common Stock with an expiration date of April 22, 2006.

            7.5% Convertible Notes convertible into 582,525 shares of Common Stock.
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.75%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-----------------------------------------------------------------------

CUSIP No. 093679207                   13G                  Page 6 of 14 Pages

CUSIP No. 093679207                   13G                  Page 7 of 14 Pages
-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Pierre Lagrange
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Belgium
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Options to purchase 6,334,600 shares of Common Stock with an expiration date of April 22, 2006.

                    7.5% Convertible Notes convertible into 582,525 shares of Common Stock.
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    Options to purchase 6,334,600 shares of Common Stock with an expiration date of April 22, 2006.

                    7.5% Convertible Notes convertible into 582,525 shares of Common Stock.
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Options to purchase 6,334,600 shares of Common Stock with an expiration date of April 22, 2006.

            7.5% Convertible Notes convertible into 582,525 shares of Common Stock.
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.75%
-----------------------------------------------------------------------
    (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-----------------------------------------------------------------------

CUSIP No. 093679207                   13G                  Page 8 of 14 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Emmanuel Roman
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            France
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES        --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Options to purchase 6,334,600 shares of Common Stock with an expiration date of April 22, 2006.

                    7.5% Convertible Notes convertible into 582,525 shares of Common Stock.
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    Options to purchase 6,334,600 shares of Common Stock with an expiration date of April 22, 2006.

                    7.5% Convertible Notes convertible into 582,525 shares of Common Stock.
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Options to purchase 6,334,600 shares of Common Stock with an expiration date of April 22, 2006.

            7.5% Convertible Notes convertible into 582,525 shares of Common Stock.
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.75%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-----------------------------------------------------------------------

CUSIP No. 093679207                   13G                  Page 9 of 14 Pages


Item 1.

(a)  Name of Issuer

            Blockbuster Inc., a Delaware corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices

            1201 Elm Street
            Dallas, Texas 75270

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office or, if none, Residence
Item 2(c).  Citizenship

     GLG Partners LP
     1 Curzon Street
     London W1J 5HB
     England
     Citizenship: England

     GLG Partners Limited
     c/o GLG Partners LP
     1 Curzon Street
     London W1J 5HB
     England
     Citizenship: England

     Noam Gottesman
     c/o GLG Partners LP
     1 Curzon Street
     London W1J 5HB
     England
     Citizenship: United States

     Pierre Lagrange
     c/o GLG Partners LP
     1 Curzon Street
     London W1J 5HB
     England
     Citizenship: Belgium

     Emmanuel Roman
     c/o GLG Partners LP
     1 Curzon Street
     London W1J 5HB
     England
     Citizenship: France

Item 2(d)  Title of Class of Securities

            Class A Common Stock, $.01 par value per share ("Common Stock")

Item 2(e)  CUSIP Number

           093679207

CUSIP No. 093679207                   13G                  Page 10 of 14 Pages


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.
       78c).

(d)[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)[ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)[ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)[ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

                    As of the date of this filing, each of the Reporting Persons may be deemed the beneficial owner of (i) options to purchase 5,000,000 shares of Common Stock held by GLG North American Opportunity Fund, (ii) options to purchase 100,800 shares of Common Stock held by Lyxor/GLG North American Alternative Equity Fund Ltd , (iii) options to purchase 33,800 shares of Common Stock held by Citi GLG North American Fund Ltd, (iv) options to purchase 1,200,000 shares of Common Stock held by GLG Global Aggressive Fund, and (v) 7.5% Convertible Notes convertible into 582,525 shares of Common Stock held by GLG Market Neutral Fund (each entity referred to in (i) through (v) is herein referred to as a "Fund" and, collectively, as the "Funds").

                   GLG Partners LP, an English limited partnership, acts as the investment manager of each of the Funds and has voting and dispositive power over the securities held by the Funds. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Philippe Jabre and Lehman (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman, and as a result, each has voting and dispositive power over the securities held by the Funds. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel

CUSIP No. 093679207                   13G                  Page 11 of 14 Pages


Roman disclaim beneficial ownership of the securities held by the Funds except for their pecuniary interest therein.

            (b) Percent of class:

                    The Company's most recent quarterly report on Form 10-Q that was filed on November 8, 2005, indicates there were 119,703,075 shares of Common Stock outstanding as of November 4, 2005. Therefore, based on the Company's outstanding shares of Common Stock upon exercise thereof, the Reporting Persons may be deemed to beneficially own 5.75% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote

                      0

                (ii)  Shared power to vote or to direct the vote

                      See Item 4(a) above.

                (iii) Sole power to dispose or to direct the disposition of

                      0

                (iv)  Shared power to dispose or to direct the disposition of

                      See Item 4(a) above.

Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.  Identification and Classification of Members of the Group

          See Exhibit I.

Item 9.  Notice of Dissolution of Group

          Not applicable.

Item 10. Certification

CUSIP No. 093679207                   13G                  Page 12 of 14 Pages


          By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of January 26, 2006, by and among GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman.

CUSIP No. 093679207                   13G                  Page 13 of 14 Pages


SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 26, 2006

                                   GLG PARTNERS LIMITED
GLG PARTNERS LP
By: GLG Partners Limited,
as its General Partner             /s/ Noam Gottesman
                                  ------------------------------
                                   Name: Noam Gottesman
                                   Title: Managing Director

/s/ Noam Gottesman
------------------------------
Name: Noam Gottesman               /s/ Victoria Parry
Title: Managing Director           ------------------------------
                                   Name: Victoria Parry
                                   Title: Senior Legal Counsel

/s/ Victoria Parry
------------------------------
Name: Victoria Parry
Title: Senior Legal Counsel

NOAM GOTTESMAN                     PIERRE LAGRANGE

/s/ Noam Gottesman                 /s/ Pierre Lagrange
------------------------------     ------------------------------

                                   EMMANUEL ROMAN

                                   /s/ Emmanuel Roman
                                   ------------------------------

CUSIP No. 093679207                   13G                  Page 14 of 14 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.01 par value, of Blockbuster Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of January 26, 2006

                                   GLG PARTNERS LIMITED
GLG PARTNERS LP
By: GLG Partners Limited,
as its General Partner             /s/ Noam Gottesman
                                  ------------------------------
                                   Name: Noam Gottesman
                                   Title: Managing Director

/s/ Noam Gottesman
------------------------------
Name: Noam Gottesman               /s/ Victoria Parry
Title: Managing Director           ------------------------------
                                   Name: Victoria Parry
                                   Title: Senior Legal Counsel

/s/ Victoria Parry
------------------------------
Name: Victoria Parry
Title: Senior Legal Counsel

NOAM GOTTESMAN                     PIERRE LAGRANGE

/s/ Noam Gottesman                 /s/ Pierre Lagrange
------------------------------     ------------------------------

                                   EMMANUEL ROMAN

                                   /s/ Emmanuel Roman
                                   ------------------------------